Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: PepsiCo Inc

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

PepsiCo Inc (PEP)
Vote Yes: Item #7 – Sustainable Packaging Policies for Flexible Plastics

Annual Meeting: May 7, 2025

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how PepsiCo could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;
•	Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and
•	Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

The growing plastic pollution crisis poses increasing risks to PepsiCo. Corporations face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they utilize.2 Governments around the world are increasingly enacting such policies, including five new U. S. state laws that impose fees on corporations for single-use plastic (SUP) packaging.3 The European Union has banned ten SUP pollutants and taxed some non-recycled plastic packaging.4 A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.5 Additionally, consumer demand for sustainable packaging is increasing.6

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2025 Proxy Memo PepsiCo Inc | Sustainable Packaging Policies for Flexible Plastics

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave (the “Pew Report”), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.7 The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible plastic packaging, often used for chips, sweets, and condiments among other uses, which is virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.8

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.9

Despite its stated commitments to sustainable packaging, approximately 18% of PepsiCo’s plastic packaging remains in flexibles.10 Our Company is behind in its 2025 goals for reusable packaging, recyclable plastic packaging in practice and at scale, and plastic reduction; in fact, it has increased its plastic use by more than 5% since 2020.11 In the absence of immediate action to eliminate flexibles by robustly engaging in research and expansion of reusable packaging, PepsiCo is on track for failing to meet its 2025 packaging goals.

Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

RATIONALE FOR A YES VOTE

1.	Flexible plastic packaging pollution is a growing risk to PepsiCo.
2.	PepsiCo has failed to align its packaging targets with key research, including the Pew Report.
3.	PepsiCo is on track to fail multiple sustainable packaging commitments, exposing the Company to financial, regulatory, and reputational risk.

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7 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

8 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

9 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10; https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

10 https://gc-data.emf.org/2024/detail?cid=pepsico

11 https://gc-data.emf.org/2024/detail?cid=pepsico

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2025 Proxy Memo PepsiCo Inc | Sustainable Packaging Policies for Flexible Plastics

DISCUSSION

1.	Flexible plastic packaging pollution is a growing risk to PepsiCo.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health.

Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.12 PepsiCo has acknowledged plastic pollution as a severe threat to business’ social license to operate, joining an array of businesses and investors in supporting the adoption of a new global treaty.13 Thirteen national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.14

Flexible plastic packaging is especially susceptible to becoming plastic pollution as it is made with multiple materials layered together, making it virtually impossible to process in conventional recycling systems. The largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy, defines recyclable packaging as including only those plastics that have a 30% recycling rate across multiple regions which collectively represent at least 400 million inhabitants. With just 2% of households in the United States able to effectively recycle flexible packaging, the material type falls far below the standard for recyclability and is widely regarded as non-recyclable.15

Extended Producer Responsibility (“EPR”) is a system designed to manage unrecyclable and recyclable packaging alike, in which consumer goods producers are held responsible for all or most of the costs of managing the disposable packaging associated with their products at its end-of-life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.16 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.17 In just the last few years, five new laws to this effect were passed in Maine, Oregon, California, Colorado, and Minnesota.18

EPR laws for packaging have a specific emphasis on financially discouraging the use of difficult-to-recycle materials by imposing higher producer fees, known as dues, on these materials, a process known as eco-modulation. The operating plans in each of the five U.S. states with EPR laws are actively being written, but early drafts propose that flexible packaging should have one of the highest ranges of fees, or dues, on producers per pound.19 With 18% of its plastic packaging in flexibles, growing EPR laws pose a significant financial risk to PepsiCo.

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12 https://www.unep.org/news-and-stories/speech/closing-end-plastic-pollution

13 https://www.plasticpollutiontreaty.org/

14 https://ellenmacarthurfoundation.org/the-plastics-pact-network

15 https://recyclingpartnership.org/film-and-flexibles/

16 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

17 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

18 https://www.swca.com/news/2025/01/unpacking-epr-series-the-basics-of-extended-producer-responsibility-epr-packaging-laws

19 https://cdphe.colorado.gov/hm/epr-program

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2025 Proxy Memo PepsiCo Inc | Sustainable Packaging Policies for Flexible Plastics

Companies that do not move swiftly to reduce their use of single use plastic for packaging also risk reputational damage and lost customers. As recent polls indicate, consumers want companies to take action on plastics. Eighty percent of respondents in one recent poll favored requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.20 In an April 2024 poll, 90% of those polled were in favor of finding alternatives to single use plastics and 88% called for elimination of unnecessary and avoidable plastic.21

2.	PepsiCo has failed to align its packaging targets with key research, including the Pew Report.

In 2020, the Pew Report concluded that reduction of plastic waste is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.22

The watershed Pew Report states that existing corporate commitments are insufficient to tackle ocean plastic pollution and that corporations must reduce their virgin plastic use by one-third through a variety of strategies, including designing packaging to be recyclable in-practice and at scale and eliminating or replacing single-use packaging with reusables. The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with addressing flexible plastic packaging. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.

Though PepsiCo has multiple sustainable packaging goals, discussed below, none identify opportunities to specifically address flexible plastic packaging through reduction or elimination.

3.	PepsiCo is on track to fail multiple sustainable packaging commitments, exposing the Company to financial, regulatory, and reputational risk.

As a result of the company’s failure to address flexible plastic packaging, PepsiCo is drastically off track to meet several of its packaging goals, as outlined in the chart below.

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20 https://usa.oceana.org/press-releases/americans-are-sick-of-single-use-plastic-pollution-poll-finds/

21 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

22 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

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2025 Proxy Memo PepsiCo Inc | Sustainable Packaging Policies for Flexible Plastics

Topic	Goal	2022 Status[23,24]	2023 Status[25,26]	Assessment
Plastic Reduction	20% reduction by 2030 of absolute tonnage of virgin plastic derived from non-renewable sources.	11% increase	6% increase	REGRESSING
Plastic Recyclability	100% recyclable plastic packaging by 2025.	75.7% recyclable	77.2% recyclable	OFF TRACK
Plastic Reduction	50% reduction by 2030 of non-renewable virgin plastic per serving across beverage and convenient food portfolios.	2% increase	1% reduction	REGRESSING
Reusable Packaging	20% of beverage servings in reusables by 2030.	10% reusables	10% reusables	OFF TRACK

Despite its stated commitments to reduce plastic usage, PepsiCo instead increased its absolute plastic tonnage and use of plastic per serving, demonstrating drastic goal regression. Further, PepsiCo has made no reportable progress on its goals to transition to reusable packaging and make all plastic packaging recyclable. What is more, with 12% of the company’s plastic packaging in unrecyclable multi material flexible packaging and another nearly 6% in difficult-to-recycle mono-material flexibles, the company is preventing itself from ever achieving success.27 These discrepancies between PepsiCo’s self-imposed goals and lack of commensurate action raise concerns about the effectiveness of the company’s existing sustainability initiatives.

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23 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/2023-esg-summary/2023-esg-performance-metrics.pdf, p. 7,8

24 https://gc-data.emf.org/2024/detail?cid=pepsico

25 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/2023-esg-summary/2023-esg-performance-metrics.pdf, p. 7,8

26 https://gc-data.emf.org/2024/detail?cid=pepsico

27 https://gc-data.emf.org/2024/detail?cid=pepsico

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2025 Proxy Memo PepsiCo Inc | Sustainable Packaging Policies for Flexible Plastics

To remedy the company’s stagnation and regression on its packaging goals, PepsiCo must conduct a holistic evaluation of opportunities to reduce or eliminate unrecyclable flexible plastic packaging, make all packaging recyclable, and transition into reusable alternatives. Without the actions requested in this proposal, PepsiCo’s continued use of flexible plastic packaging will prevent the company from achieving its goals for sustainable packaging and expose the company to reputational, regulatory, and competitive risks associated with greenwashing and a lack of corporate accountability.

PepsiCo has recently faced accusations of a significant role in plastic pollution, alongside a failure to be transparent with consumers about the associated risks and the company’s actions, as underscored in current lawsuits filed by the City of Baltimore, New York State, and Los Angeles County.28 By adopting the actions outlined in this proposal PepsiCo can thoroughly evaluate opportunities to reduce its use of non-recyclable flexible plastics to address these challenges and growing public and policymaker concern.

RESPONSE TO PEPSICO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the company’s opposition statement, PepsiCo asserts that the company has a comprehensive packaging strategy despite the absence of targeted action on unrecyclable flexible plastic packaging and the unique threats posed by non-achievement of several of the company’s packaging goals. As addressed above, the company does not sufficiently address the risks associated with flexible plastic packaging, nor does the company align with leading research, such as the Pew Report, highlighting the urgent need to reduce plastic use through, in part, a transition away from flexibles.

PepsiCo’s statement notes the responsibility of recyclers, governments, and consumers to address flexible plastics, deflecting its own corporate responsibility to ensure a sustainable end-of-life for its packaging. Producer companies that are positioned at the forefront of the consumer supply chain, such as PepsiCo, must take the lead in packaging sustainability. By reducing what is introduced to the market and ensuring that packaging is recyclable in practice and at scale, producer companies can set the standard for the broader industry.

Unfortunately, our company dismisses action on flexibles as insignificant, arguing that only 5% of its packaging of all materials by weight is in this format. This argument diminishes the prevalence of flexible packaging by failing to report on plastic packaging specifically, of which flexibles make up approximately 18% of plastic packaging, as discussed above. Further, reliance on weight alone as a metric to gauge significant contributions to plastic pollution is misleading. Flexible plastic packaging is used precisely for its lightweight nature, allowing less material to be used per serving. Yet, each product with flexible packaging has the same propensity to result in plastic pollution. As such, a more meaningful metric would involve the number of individual packaging units produced in flexible packaging, especially as the lightweight nature of flexible packaging increases its likelihood of escaping end-of-life capture, contributing to the growing issue of plastic pollution.

PepsiCo’s current response falls short of what is required to genuinely tackle the pressing issue of plastic pollution. This proposal requests that the company consider adopting a clear strategy for addressing the unrecyclable flexible plastic in its portfolio and make more meaningful progress on several of its sustainable packaging goals as a result.

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28 https://www.reuters.com/legal/los-angeles-county-sues-pepsico-coca-cola-over-plastic-pollution-2024-10-31

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2025 Proxy Memo PepsiCo Inc | Sustainable Packaging Policies for Flexible Plastics

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking PepsiCo to Report on Opportunities for Sustainable Flexible Plastic Packaging. PepsiCo is regressing on commitments to use less plastic packaging; it has stagnated on progress towards its goal to make all its packaging recyclable; and is behind on its goal to transition some packaging to reusables. Unrecyclable flexible plastic packaging is a key contributor to PepsiCo’s role in plastic pollution. By producing a report that assesses new opportunities to reduce flexible plastic use and pollution, PepsiCo can reduce the financial, regulatory, and reputational risk associated with failing to meet its packaging goals and contributing to plastic pollution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

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